September 1, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:            Ken Schuler, Craig Arakawa, Mindy Hooker and Kevin Stertzel

Re:	Loma Negra Compañía Industrial Argentina Sociedad Anónima Form 20-F for the year ended December 31, 2021 Filed April 29, 2022 File No. 1-38262

Ladies and Gentlemen:

Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) is submitting this letter in response to the comment letter dated August 18, 2022 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the year ended December 31, 2021, filed with the Commission on April 29, 2022 (the “Form 20-F”).

Form 20-F for the year ended December 31, 2021

Business Overview, page 31

1.
We note your response to comment 1, which included a materiality analysis concluding that you do not have material mining operations. Please confirm your valuation of the mining assets consisted of the quarry and all processing operations to the point of material external sales. This definition of mining assets for vertically integrated mining companies, became effective with S-K 1300. Mining assets would normally include the quarry, crushing/screening facilities, kiln, transportation, packaging, shipping and warehousing to the point of material external sales. Additional downstream facilities could be added depending on the extent of your vertical integration and dependence on your limestone/cement operations. See Item 1301 (c)(3) of Regulation S-K.

We respectfully acknowledge the Staff’s comment.  Following the Company’s telephone conversations with the Staff on August 24, 2022 and August 31, 2022, the Company has re-evaluated the quantitative and qualitative materiality analysis of its mining operations, taking also into account the Staff’s position that the term ‘mining assets’ includes the quarry and all processing operations to the point of material external sales.  In light of the Mining Disclosure Rule Amendments resulting in the adoption of Item 1300 of Regulation S-K, and the Staff’s interpretation of the term ‘mining assets’, the Company has determined that its mining assets would be material for purposes of Item 1301(c) of Regulation S-K.

The Company will take the actions necessary to prepare the disclosures required by the applicable subparts of Item 1300 of Regulation S-K and respectfully requests to make such disclosures in its future annual report on Form 20-F for the fiscal year ended December 31, 2022.

Mineral Reserves, page 38

2.	We note you do not report any measured, indicated or inferred mineral resources from which reserves are determined. Please explain.

As discussed in the Company’s response to Comment No. 1, the Company intends to include the required disclosure under the applicable subparts of Item 1300 of Regulation S-K in its annual report on Form 20-F for the fiscal year ended December 31, 2022, with respect to the periods covered by that report.

We would be pleased to discuss the Company’s responses to Comment No. 1 and Comment No. 2 above in order to provide additional context as needed.

We appreciate in advance your time and attention to our responses.  Should you have any additional questions or concerns, please contact John Guzman of White & Case LLP at +55 11 3147-5607or Scott Levi of White & Case LLP at +1 212 819 8320.

Very truly yours,

Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima

cc:            Sergio Damián Faifman
Loma Negra Compañía Industrial Argentina Sociedad Anónima

John Guzman, Esq.
Scott Levi, Esq.
White & Case LLP